UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 1-11854

Natuzzi S.p.A.

(Translation of registrant’s name into English)

Via Iattizzello 47

70029 Santeramo, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐    No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐    No ☑

NATUZZI S.P.A. FILED WITH SEC ITS ANNUAL REPORT ON FORM 20-F

Santeramo in Colle (BA), Italy, May 23, 2016 – Natuzzi S.p.A. (NYSE: NTZ) (the “Company”) announced today that it filed with the SEC its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2015. The Form 20-F will be available on the Company’s website www.natuzzi.com in the Investor Relations page under the “Annual Reports” section, or immediately under the “SEC Filings” section.

The Company’s shareholders can request a hard copy of the Form 20-F, which includes the audited financial statements, free of charge by contacting the Company at investor_relations@natuzzi.com.

The Company’s Annual General Shareholders’ meeting, held on April 27, 2016, approved the Company’s Financial Statements for the fiscal year ended December 31, 2015 and also acknowledged the presentation of the 2015 Consolidated Financial Statements of the Natuzzi Group.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €488.5 million in 2015, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

For information:

NATUZZI INVESTOR RELATIONS

Francesca Cocco; tel. +39.080.8820.493 – fcocco@natuzzi.com

NATUZZI CORPORATE COMMUNICATION

Vito Basile (Press Office); tel. +39.080.8820.676 – vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Natuzzi S.p.A.

By:	/s/ PASQUALE NATUZZI
Name: Pasquale Natuzzi
Title: Chairman and Chief Executive Officer

Date: May 23, 2016